Exhibit 21.1

SUBSIDIARIES OF THE RESGISTRANT

Entity Name	Place of Incorporation
Vision Energy Holdings AG	Switzerland
Evolution Terminals BV	The Netherlands
Vision Energy UK Ltd.	The United Kingdom
Evolution Operating BV	The Netherlands
Evolution Terminals SPV II BV	The Netherlands
Vision Hydrogen BV	The Netherlands